UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of August 2018

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated August 2, 2018 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:August 2, 2018

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors SIAM Report - July 2018

Mumbai, August 2, 2018 : Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the report on production, domestic sales and exports of the Company which will be released to the Society of Indian Automobile Manufacturers (SIAM), the content of which is self-explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for July 2018

Category	Vehicle Model	Production		Domestic Sales		Exports
		JUL 2017	JUL 2018	JUL 2017	JUL 2018	JUL 2017	JUL 2018
Micro	NANO	167	51	260	50	25	0
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST, BOLT, TIAGO, TIGOR	10514	11660	11865	11416	96	17
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	0	0	0	0
UV1	SUMO, NEXON	760	4706	768	4226	25	93
UV2	SAFARI, SUMO GRANDE, MOVUS	410	592	476	549	4	0
UV3	ARIA, HEXA	1056	969	1564	838	0	0
V1	VENTURE	0	0	0	0	0	0
V2	ACE MAGIC, MAGIC IRIS	1060	786	1860	2331	15	41
N1- A1	ACE, ACE EX, ACE Zip	9321	15029	6768	11377	742	881
N1- A2	Super ACE, TATA207, XENON, Winger DV	4821	5567	4608	4262	685	457
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	151	353	144	399	0	13
M2- A2	Winger 14 seats, SFC407, CityRide	260	466	208	283	10	2
N2- A1	SFC407, LPT407	1134	907	1593	1579	215	161
N2- A2	SFC709, LPT709	922	1537	425	405	81	189
N2- A3	LPT9109	642	1196	462	1020	68	102
N2- A4	LPT1109	355	960	913	981	163	363
M3- A2	LP709, SFC410, LP410	776	668	892	943	91	212
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	516	460	622	605	30	187
M3- C2	LPO1512, LPO1612, Starbus, Divo	526	339	707	399	297	313
N3- A1	LPT1613, LPK1616, SK1613	2477	4468	1211	1467	698	1026
N3- B1(a)	LPT2518, LPK2518	1602	3562	1753	3262	115	456
N3- B1(b)	LPT3118	3294	3911	3055	3249	5	65
N3- B2(b)	LPS3518. LPS3015, LPS3516	470	220	328	222	15	46
N3-B2(d)	LPS4018, LPS4023	1224	1012	1205	843	45	341
N3- B2(e)	LPS4928	1096	1090	1088	1190	16	6

Note : The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.